EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 17, 2014, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the purpose of electing Directors of the Fund ("Proposal 1"). The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name               For           Withheld

David Gale         8,814,679     169,057

Karen H. Hogan     8,806,487     177,249

Donald F. Crumrine, Morgan Gust and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Special Meeting of Shareholders

Shareholders of the Fund were provided with notice of, and related proxy materials, in connection with a Special
Meeting of Shareholders scheduled to be held on April 17, 2014 (the "Special Meeting") for the purpose of approving a change to the Fund's fundamental investment policy regarding investments in commodities (the "Proposal").
Proxies representing less than a majority of the outstanding shares of the Fund had been received, and therefore a quorum for the conduct of business was not present at the Special Meeting. Fund management determined that given the low turnout and costs of further solicitation there would be no further solicitation of proxies on the Proposal and the Special Meeting would not be reconvened at a later date.